FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 9, 2007
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑      Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐      No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐      No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐      No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosures: InfoVista Announces Voluntary Delisting from NASDAQ

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.

Date: February 9, 2007	By:	/s/ PHILIPPE OZANIAN
Name: Philippe Ozanian
Title: Chief Financial Officer

FOR IMMEDIATE RELEASE	Contact:	Karena D’Arcy
Investor Relations Manager, InfoVista
+33 1 64 86 85 65
kdarcy@infovista.com
- or -
Kirsten Molyneux
Gavin Anderson & Company
+44 (0)207 554 1400
kmolyneux@gavinanderson.co.uk
INFOVISTA ANNOUNCES VOLUNTARY DELISTING FROM NASDAQ
Paris, France and Herndon, Virginia – February 9, 2007 – InfoVista (Euronext: IFV, ISIN: FR0004031649, NASDAQ: IVTA), the leading service-centric performance management software company, today announced that it will voluntarily delist its American Depositary Shares (“ADSs”) from the NASDAQ Global Market (“NASDAQ”) with trading in the ADSs to be terminated as of the close of trading on February 20, 2007. The Company’s decision to delist from NASDAQ is based on the low trading volume of its ADSs and the increasingly high cost of maintaining dual listings on NASDAQ and the Paris Euronext (“Euronext”) stock markets.
At year end 2006, the total number of ADSs in issuance accounted for less than 1% of InfoVista’s share capital. Over the past twelve months, the daily trading volume on NASDAQ averaged approximately 1% of total daily trading volume in InfoVista shares.
InfoVista’s Founder and Chairman of the Board, Mr. Alain Tingaud said: “It is with a certain sadness that we have reached this decision, as our NASDAQ listing has played a key role when we took our first steps as a public company. But circumstances have changed in the past six years, and today the cost of maintaining two listings and multi-jurisdictional filings far outweighs any benefits.” Mr. Tingaud added, “This decision does not reflect any change in InfoVista’s commitment to its operations, customers or strategic development in the US. And obviously, this decision will not impact our longstanding commitment to international standards of corporate governance, financial accounting and investor relations.”
InfoVista has also decided to terminate its ADS facility with the Bank of New York, and will instruct the Bank of New York to notify its ADS holders.
InfoVista will maintain its listing on the Paris Euronext stock market and reiterates its commitment to provide investors with timely information regarding significant business and financial developments. The Company will continue to host all its regular investor relations activities, including quarterly earnings press releases, earnings calls, analyst meetings and roadshows.
About InfoVista
InfoVista is the Service-Centric Performance Management Software Company that assures the optimal delivery of business-critical IT services. Driven by a uniquely adaptive and real-time technology foundation, InfoVista solutions improve business effectiveness, reduce operating risk, lower cost of operations, increase agility and create competitive advantage. Eighty percent of the world’s largest service providers as ranked by Fortune®, as well as leading Global 2000 enterprises, rely on InfoVista to enhance the business value of their technology assets. Representative customers include ABN AMRO, Allstream, Banques Populaires, AXA, Banque de France, Bell Canada, British Telecom,

Broadwing Communications, Cable & Wireless, Com Hem, Defense Information Systems Agency (DISA), Deloitte & Touche, Deutsche Telecom, France Telecom, Savvis Corporation, SingTel, Telefonica, and US Cellular. A Software Magazine 500 company, InfoVista stock is traded on the NASDAQ (IVTA) and on Eurolist by Euronext (FR0004031649). For more information about the company, please visit www.infovista.com.
InfoVista is a registered trademark of InfoVista, S.A.